Mail Stop 4561

October 2, 2009

Abdul Ladha, President and Chief Executive Officer
Ableauctions.com, Inc.
Suite 200 – 1963 Lougheed Highway, Coquitlam
British Columbia, CANADA V3K 3T8

> **Re: Ableauctions.com, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed September 15, 2009**
> **File No. 001-15931**

Dear Mr. Ladha:

We have conducted a limited review of your amended filing and have the following comments. References to prior comments refer to those contained in our letter dated July 31, 2009.

General

1.   We note that the staff of the Division of Corporation Finance currently has an open review relating to the company's Form 10-K for the fiscal year ended December 31, 2008. We note further that your proxy statement contains financial statements and related information for the period covered by your Form 10-K. Please be advised that we will not be in a position to clear comments on your proxy statement until all comments relating to the staff's open review of your periodic filings are resolved, and any corresponding changes to your proxy statement are made.

2.   In connection with responding to our comments, please provide, in writing signed by the company's management, the representations requested in the closing of our prior comment letter dated July 31, 2009.

Record Date, Voting Rights, Outstanding Shares and Dissenters' Rights, page 1

Summary Term Sheet, page 3

3.   We note your response to prior comment 14 relating to the proposed liquidation of the historical business, assets and liabilities of Ableauctions. Please clearly disclose in an appropriate place in your summary term sheet that, as you indicate in your response, you do not know and cannot predict at the present time the timing, costs, or amount of net proceeds, if any, to be distributed to your shareholders in connection with the proposed plan of liquidation. Further, please include both here and in the summary term sheet a clear statement to the effect that shareholders may receive nothing as a

result of the liquidation and explain the circumstances under which this would occur. Consider including the disclosure in the summary term sheet under a separate caption such as "What Ableauction Shareholders Will Receive As a Result of the Transaction."

Interest of Certain Persons in Matter to be Acted Upon, page 5

4.   You state that if proposals 1 through 4 are implemented, the company will repay the outstanding balance of loans made by Mr. Ladha to the company and will pay him certain fees and expenses as more fully discussed elsewhere in the proxy statement. Please indicate in this section the approximate aggregate amounts that the company expects to owe to Mr. Ladha or his affiliates in connection with implementation of the proposed transactions. We note in this regard that you have disclosed on page 56 certain amounts that the company must pay to Mr. Ladha or his affiliates to extinguish liabilities before you distribute any remaining assets as part of the contemplated liquidation of Ableauctions' prior business.

5.   Please discuss briefly in your summary term sheet the potential conflict of interest that may arise from Mr. Ladha's role as a creditor of the company and his anticipated position as a trustee or manager of the liquidating entity, as we note you have discussed on page 56.

Opinion of Advisor to Ableauctions, page 12

6.   We note the following disclosure in this section: "RWE delivered its opinion in writing to Ableauction's board of directors on September 10, 2009 stating that, as of August 31, 2009, and based upon and subject to the factors, assumptions and limitations set forth in the written opinion, the consideration to be paid by Ableauctions in the Acquisition to the equity holders of SinoCoking (including the holders of options and warrants) was fair, from a financial point of view, to the disinterested holders of Ableauctions's common stock." However, the opinion of RWE appended to your proxy statement as Attachment B does not appear to address specifically the fairness of the transaction to disinterested Ableauctions shareholders. Please revise as appropriate to ensure that the description of the fairness opinion in the body of the proxy statement accurately reflects the substance of the opinion provided. We note also in this regard that the opinion attached to your proxy statement is dated as of September 15, 2009. Please advise whether this is the same opinion that was delivered in writing to the board on September 10, 2009 and summarized in the proxy statement.

7.   It is unclear from the disclosure provided in the proxy statement and the fairness opinion appended as Attachment B how RWE concluded that the proposed acquisition with SinoCoking is fair, from a financial point of view, to the Ableauctions

shareholders. Please revise to provide a meaningful and materially complete description of the bases for RWE's opinion and the methods it used to arrive at its findings. See Item 14(b)(6) of Schedule 14A and Item 1015(b)(6) of Regulation M-A. In this regard, we note that you state that RWE engaged in discussions with individuals from the two companies and visited SinoCoking's facility, and you list types of information the advisor reviewed in arriving at its opinion. However, you do not discuss the actual analyses, if any, RWE undertook in making its determination. For example, describe any material valuation analyses RWE performed with respect to SinoCoking and/or Ableauctions, and present the range of implied company values resulting from the analyses performed, if applicable.

8.   We note that the fairness opinion appended as Attachment B references a "Valuation and Related Fairness Opinion ('Report' or the 'Opinion')" prepared by RWE in connection with its provision of the fairness opinion. This report appears to be separate from the appended fairness opinion; in this regard, we note that the opinion states on page B-3, "All parties are advised to review and read the entire Report." However, we are unable to locate in your proxy statement the information called for by Item 1015(b) of Regulation M-A with respect to this separate report. Please revise your filing accordingly to provide the required disclosure, or advise.

9.   We note the following statements contained in the fairness opinion appended as Attachment B: "We were advised by Ableauctions that the amount and form of consideration to be paid in the Acquisition was determined through arm's-length negotiations between Ableauctions and SinoCoking." Please tell us in your response letter, with a view toward disclosure, the extent to which RWE's fairness opinion was based on its understanding from Ableauctions that the terms of the proposed acquisition were negotiated at arm's length. In addition, tell us whether RWE obtained any information relating to SinoCoking other than the information it obtained from Ableauctions.

10.   We note also that the fairness opinion states that in conjunction with the proposed acquisition, Ableauctions will transfer all of its assets into a liquidating entity, which will pay or otherwise dispose of its liabilities for the benefit of its shareholders prior to the acquisition. However, it is unclear from the opinion and summary thereof in the proxy statement whether RWE took into account any potential net proceeds to be distributed to your shareholders in connection with the proposed plan of liquidation in determining that the proposed acquisition is fair, from a financial point of view, to the Ableauction shareholders. Please advise and revise your filing as appropriate to reflect the scope of the fairness opinion and all material assumptions made by the fairness advisor in this regard.

11.   Please revise this section and the discussion of the fairness opinion in your summary
        to disclose the amount of the fee paid to RWE in connection with delivery of its
        fairness opinion. See Item 1015(b)(4) of Regulation M-A.

Executive Compensation, page 50

12.   We note your response to prior comment 11 relating to disclosure requirements with
        respect to the officers and directors, including members of SinoCoking's current
        management, who are expected to be appointed as the company's officers and
        directors following the proposed acquisition. We note further your disclosure that
        concurrent with the closing of the acquisition, the four directors currently on your
        board, who are nominated for re-election in the proxy statement, will resign. In asking
        your shareholders to approve the proposed acquisition, you are also effectively asking
        them to select a new slate of directors. Accordingly, pursuant to Note A to Schedule
        14A, your proxy statement should include all information that would be required by
        Schedule 14A if your shareholders were voting on the election of such directors,
        including the disclosure called for by Items 7 and 8. Please revise your filing as
        necessary to provide this information.

Certain Relationships and Related Party Transactions, page 54

13.   We note that you have amended your proxy statement in response to prior comment
        13 to disclose certain information relating to loans made to the company by Mr. Ladha
        or his affiliates since January 1, 2007, such as the interest rate on such loans and the
        highest principal amount outstanding during the specified period. However, other
        than with respect to the promissory note issued to Bullion and discussed in the second
        paragraph on page 54, we are unable to locate disclosure in this section regarding the
        amounts outstanding, if any, under any other of such loans made by Mr. Ladha or his
        affiliates to the company. Please state the largest aggregate amount of principal
        outstanding owed to Mr. Ladha, including any currently proposed loan agreements,
        since the beginning of your last fiscal year and any amount outstanding as of the most
        recent practicable date. Further, you must disclose the amount of principal paid since
        the beginning of your last fiscal year as well as the amount of interest paid during the
        same period and the interest rate. See Item 404(d)(1) and (a)(5). In this regard, we
        note disclosure on page 56 indicating that the company owes $131,271 to Mr. Ladha
        in connection with working capital shortages.

***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3457.   You may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462, if you thereafter require assistance.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (310) 208-1154
Edgar D. Park
Richardson & Patel LLP
Phone: (707) 937-2059